UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K/A

Amendment No. 2

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 001-31913

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NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
 (Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits

99.1	Revised Appendix “C” to the Management Information Circular Pertaining to the Annual and Special Meeting to be held on May 29, 2013

EXPLANATORY NOTE

This is Amendment No. 2 on Form 6-K/A (“Amendment No. 2”) to the Form 6-K of NOVAGOLD RESOURCES INC. (the “Company”) originally filed with the Securities and Exchange Commission on April 24, 2013 (the “Original Form 6-K”), as amended April 30, 2013 (the “Amended Form 6-K”). Exhibit 99.1 to this Amendment No. 2 is an updated version of the Company’s proposed Articles under the Business Corporations Act (British Columbia) that will be voted on at the Company’s 2013 annual and special meeting.  The attached replaces Appendix “C” to the Company’s amended and restated Management Information Circular (“MIC”) from the version previously included in Exhibit 99.1 to the Amended Form 6-K.

Except as set forth above, this Amendment No. 2 does not modify or update the disclosures in the Original Form 6-K or Amended Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NOVAGOLD RESOURCES INC.
(Registrant)

Date: May 14, 2013	By:	/s/ David A. Ottewell
David A. Ottewell

	Title:	Vice President and Chief Financial Officer